Filed pursuant to Rule 433
Registration Statement 333-162021
September 21, 2009

Cabot Corporation

Pricing Term Sheet

$300,000,000 5.00% Notes due 2016

Issuer:	Cabot Corporation

Security Type:	Senior Unsecured Notes

Ratings:*	Baa1 (stable outlook) / BBB+ (stable outlook)

Pricing Date:	September 21, 2009

Settlement Date:	September 24, 2009 (T+3)

Interest Payment Dates:	October 1 and April 1, commencing April 1, 2010

Denominations:	$2,000 x 1,000

Principal Amount:	US $300,000,000

Maturity:	October 1, 2016

Benchmark:	3.000% notes due August 31, 2016

Benchmark Yield:	3.116%

Re-Offer Spread to Benchmark:	T+200 bps

Coupon:	5.00%

Price to Public:	99.322%

Yield to Maturity:	5.116%

Optional Redemption:	T+30 bps

CUSIP/ISIN:	127055AG6 / US127055AG64

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Mizuho Securities USA Inc. RBS Securities Inc.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Banc of America Securities LLC toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Cabot Corporation on September 21, 2009 relating to their prospectus dated September 21, 2009.

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